Exhibit 3.2

MANAGEMENT’S RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The management of True Energy Trust is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include amounts that are based on management’s informed judgments and estimates where necessary.

The Trust maintains internal accounting control systems that are adequate to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements.

The Board of Directors, through its Audit Committee, monitors management’s financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

The Audit Committee reviews the consolidated financial statements of the Trust with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors and the Board of Directors also review the Annual Report before it is finalized. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Shareholders have appointed KPMG LLP as the external auditors of the Trust, and, in that capacity, they have examined the consolidated financial statements for the years ended December 31, 2005 and 2004.

Paul R. Baay	Joan E. Dunne
President and Chief Executive Officer	Vice President finance and Chief Financial Officer
March 17,2006

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of True Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
March 17, 2006

CONSOLIDATED BALANCE SHEETS

($000s)	December31, 2005	December31, 2004
ASSETS
Current assets
Accounts receivable	$57,276	$11,855
Deposits and prepaid expenses	1,806	786
	59,082	12,641
Property, plant and equipment (note 5)	600,077	95,698

Goodwill (note 4)	71,970	—
	$731,129	$108,339
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$88,270	$22,095
Distributions payable to unitholders	8,677	—
Capital taxes payable	1,641	—
Current portion of obligations under capital lease (note 7)	258	—
Bank debt (note 6)	71,365	12,704
	170,211	34,799
Obligations under capital lease (note 7)	54	—
Capital taxes payable	1,700	1,364
Asset retirement obligations (note 8)	10,457	3,951
Future income taxes (note 13)	146,729	13,209
Exchangeable shares of Subsidiary (note 9)	9,709	—
Unitholders’ equity
Unitholders’ capital (note 10)	418,968	60,229
Contributed surplus (note 11)	5,127	877
Deficit	(31,826)	(6,090)
	392,269	55,016
	$731,129	$108,339

Commitments and contingencies (note 15)

Subsequent events (notes 6 and 16)

See accompanying notes to the consolidated financial statements

On behalf of the Board of Directors

Garth Wiggins	W.C. (Mickey) Dunn
Director	Director
Chairman, Audit Committee	Chairman of the Board

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Year ended December 31	2005	2004
($000s)
REVENUE
Petroleum and natural gas sales	$161,453	$67,948
Royalties, net of Alberta royalty tax credit	40,818	17,389
	120,635	50,559
EXPENSES
Production	21,219	10,939
Transportation	3,525	1,813
General and administrative	4,231	2,475
Interest on bank debt	1,289	413
Other interest	19	115
Unit-based compensation (note 11)	5,402	756
Depletion, depreciation and accretion	61,440	14,623
Plan of Arrangement costs (note 4(b))	3,561	—
	100,686	31,134

EARNINGS BEFORE TAXES	19,949	19,425

TAXES (note 13)
Current income taxes	7	17
Capital taxes	3,394	1,369
Future income taxes	2,636	9,079
	6,037	10,465

NET EARNINGS BEFORE NON-CONTROLLING INTEREST	13,912	8,960

Non-controlling interest (note 9)	22	—
NET EARNINGS	13,890	8,960

Deficit, beginning of year as previously stated	(6,090)	(14,992)
Change in accounting policy (note 3(a))	—	(58)
Deficit, beginning of year as restated	(6,090)	(15,050)
Transfer of assets pursuant to Plan of Arrangement (note 4(c))	(22,265)	—
Distributions	(17,361)	—

Deficit, end of year	$(31,826)	$(6,090)
Net earnings per trust unit (note 14)
Basic	$0.56	$0.60
Diluted	$0.55	$0.59

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	2005	2004
($000s)
CASH PROVIDED BY (USED IN):

OPERATIONS
Net earnings	$13,890	$8,960
Charges not involving cash:
Non-controlling interest (note 9)	22
Depletion, depreciation and accretion (note 5)	61,440	14,623
Unit-based compensation (note 11)	7,552	756
Future income tax (note 13)	2,636	9,079
Capital taxes (note 13)	1,597	527
Funds from operations	87,137	33,945

Change in non-cash working capital	21,665	(163)
	108,802	33,782

FINANCING
Payment of distributions	(10,766)	—
Issuance of common shares	11,397	14,147
Share and unit issue costs	(3,462)	(870)
Increase in bank debt	15,169	1,121
Obligations under capital lease	(32)	—
	12,306	14,398
	(10,664)	—
Change in non-cash working capital	1,642	14,398

INVESTING
Additions to property, plant and equipment	(115,971)	(46,782)
Corporate and asset acquisitions (note 4)	(4,174)	(8,428)
Proceeds on sale of property, plant and equipment	5,012	291
	(115,133)	(54,919)
Change in non-cash working capital	4,689	6,739
	(110,444)	(48,180)
Change in cash	—	—

Cash, beginning of year	—	—

Cash, end of year	$—	$—

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005 and 2004

1. STRUCTURE OF THE TRUST

True Energy Trust (“True” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. Through a Plan of Arrangement (the “Arrangement”) that became effective on November 2, 2005, True Energy Inc. became the Trust.

Pursuant to the Arrangement, True Energy Inc. and TKE Energy Trust (“TKE”) entered into a business combination whereby True Energy Inc. acquired TKE in a reverse takeover, thus creating True Energy Trust and a publicly listed exploration focused company, Vero Energy Inc. (“Vero”). The former shareholders of True Energy Inc. initially controlled approximately 71% of the Trust and substantially all of the Trust’s new management team is the former management of True Energy Inc.

The Arrangement resulted in True Energy Inc. shareholders receiving, for each True Share held: (i) 0.5 of a pre-consolidated trust unit (0.25 of a post-consolidated trust unit); (ii) 0.10 of a Vero Share; and (iii) one Vero arrangement warrant.

Concurrent with approval of the Arrangement, TKE received approval from Unitholders at the TKE unitholder meeting to consolidate its existing outstanding trust units on a one-for-two (1:2) basis and to change its name to “True Energy Trust”. Under the Arrangement, True Energy Inc. and TKE Energy Inc. were amalgamated to form the new administrator of the Trust under the name True Energy Inc.

The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries and net profits interests in oil and natural gas properties. The business of the Trust is carried on by True Energy Inc., its wholly owned subsidiary Marengo Exploration Ltd., True Energy Partnership and TKE Energy Partnership. The Trust owns, directly and indirectly, 100% of the common shares, (excluding the exchangeable shares - see note 9) of True Energy Inc. and Marengo Exploration Ltd and 100% of the interests of True Energy Partnership and TKE Energy Partnership. The activities of True Energy Inc., Marengo Exploration Ltd. and the partnerships, are financed through interest bearing notes from the Trust and third party debt as described in the notes to the financial statements.

Pursuant to the terms of a Net Profit Interest Agreement (the “NPI Agreement”), the Trust is entitled to a payment from True Energy Inc. each month equal to the amount by which 99% of the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of True Energy Inc., Marengo Exploration Ltd., True Energy Partnership and TKE Energy Partnership.

The Trust will make distributions to the Unitholders in amounts equal to the net income of the Trust earned from interest income on the notes and from the income generated under the NPI Agreement, and from any dividends paid on the common shares of True Energy Inc., less any expenses of the Trust.

The conversion of True Energy Inc. to True Energy Trust has been accounted for as a reverse takeover of TKE and a continuity of interests of True Energy Inc. Accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by True Energy Inc. The year ended December 31, 2005 reflects the results of operations and cash flows of True Energy Inc. and its subsidiaries for the period January 1 to November 1, 2005, and the results of operations and cash flows of the Trust (including TKE and its subsidiaries) for the period November 2 to December 31, 2005. The comparative figures are the results of True Energy Inc. and its subsidiaries. Due to the changes pursuant to the Arrangement, certain information included in the notes for prior periods may not be directly comparable.

The term “units” has been used to identify both the trust units and the exchangeable shares of the Trust issued on or after November 2, 2005 as well as the common shares of True Energy Inc. outstanding prior to the Arrangement on November 2, 2005.

Relationship with Vero Energy Inc.

In conjunction with the Arrangement, the Trust entered into a Transitional Services Agreement (“Agreement”) with Vero where the Trust provides personnel and certain administrative and technical services in connection with the management, development, exploitation and operation of the assets of Vero. The initial term of the Agreement was for a period of 3 months after the effective date of the Arrangement, however, this Agreement has been extended to April 1, 2006. The Trust provides these services to Vero on an expense reimbursement basis, based on Vero’s monthly capital activity and production levels relative to the combined capital activity and production levels of both the Trust and Vero. Total expenses incurred by Vero for the year ended December 31, 2005 were $0.1 million and included within December 31, 2005 accounts payable. Vero owes a further $0.7 million relating to transaction costs True incurred to effect the Arrangement, and is included in the December 31, 2005 accounts payable.

Effective April 1, 2006 True will sublease office space to Vero for $20,000 per month for a period of five years ending March 31, 2011.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Trust have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas, and crude oil reserves and future costs required to develop those reserves. Actual results could differ from those estimates. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized below:

a. Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to the “Trust” throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

b. Petroleum and natural gas properties

The Trust follows the full cost method of accounting for petroleum and natural gas operations whereby all costs related to the exploration and the development of petroleum and natural gas reserves are capitalized. These costs include land acquisition costs, geological and geophysical expenses, the costs of drilling both productive and non-productive wells and directly related overhead. Proceeds from the disposal of properties are deducted from the full cost pool without recognition of a gain or loss unless such a sale would significantly alter the rate of depletion and depreciation.

c. Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes before royalties in relation to total estimated proved reserves as determined by independent engineers and calculated in accordance with National Instrument 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proved undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced. The costs of acquiring and evaluating unproved properties are excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

d. Ceiling test

The Trust applies a two-stage ceiling test to capitalized costs to ensure that such costs do not exceed the undiscounted future cash flows from production of proved reserves. Undiscounted future cash flows are calculated based on management’s best estimate of forward indexed prices applied to estimated future production of proved reserves plus anticipated proceeds from the sale of undeveloped properties, less estimated future operating costs, royalties net of Alberta Royalty Tax Credits, capital and income taxes, future development costs and abandonment costs. When the carrying amount of a cost centre is not recoverable, the second stage of the process will determine the impairment whereby the cost centre would be written down to its fair value. The second stage requires the calculation of discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows.

e. Goodwill

Goodwill is recognized on corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets of the acquired company. Goodwill is tested for impairment on an annual basis in the fourth quarter. If indications of impairment are present, a loss would be charged to earnings for the amount that the carrying value of goodwill exceeds its fair value.

f. Cash and cash equivalents

Cash and cash equivalents include bank balances and highly liquid temporary money market instruments with original maturities of three months or less.

g. Asset retirement obligations

The Trust recognizes a liability for the future retirement obligations associated with the Trust’s property, plant, and equipment. The fair value of the asset retirement obligation is recorded on a discounted basis. This amount is also capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Trust settles the obligation.

h. Prepaid contracts

Advance payments received under prepaid contracts for oil and gas not delivered are deferred and are recognized as revenue when deliveries are made. Revenue is recognized on a straight-line basis by dividing the advance payment by the total contracted volumes.

i. Unit-based compensation plan

The Trust accounts for its Trust Unit Incentive Plan issued to employees and the Board of Directors using the fair value method. The fair value of each trust unit incentive is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus.

j. Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income tax assets and liabilities are determined based on “temporary differences” and are measured using the current, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

k. Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share issues are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and reduce share capital at the time of renouncement.

l. Exchangeable shares of subsidiary

The exchangeable shares can be traded privately, thereby allowing holders of the exchangeable shares to dispose of them without having to exchange them for trust units, and consequently, they must be classified a non-controlling interest outside of Unitholders’ Equity.

m. Derivative financial instruments

The Trust uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. The Trust does not enter into derivative financial instruments for trading or speculative purposes.

The derivative financial instruments are initiated within the guidelines of the Trust’s risk management policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust reviews the derivative financial instruments to determine their effectiveness as hedges, both at inception and over the term of the instruments.

The Trust enters into hedges of its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. If the derivatives are deemed not to qualify as hedges under Canadian accounting standards, the fair values of the derivative financial instruments are recorded as assets or liabilities on the balance sheet. Otherwise, the derivative contracts are accounted for as hedges and are not recognized on the balance sheet. Realized gains and losses on these contracts are then recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transaction are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract.

n. Revenue recognition

Revenues from the sale of petroleum and natural gas are recorded when title passes to an external party.

o. Joint interests

A significant portion of the Trust’s exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Trust’s proportionate interest in such activities.

p. Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas property, plant and equipment and the asset retirement obligations and related accretion are based on estimates. The cost recovery ceiling test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material.

3. CHANGE IN ACCOUNTING POLICY

a. Asset retirement obligations

Effective for fiscal years beginning on or after January 1, 2004, the Trust adopted a new Canadian accounting standard for asset retirement obligations. Under the new standard, a liability is recognized for the future retirement obligations associated with the Trust’s property, plant and equipment. The fair value of the asset retirement obligation is recorded on a discounted basis. This amount is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Trust settles the obligation.

b. Full cost accounting

In January 2004, True adopted new Canadian accounting guidance for full cost accounting, which modifies how the full cost ceiling test is performed resulting in a two stage process. The first stage requires the carrying amounts of the cost centers to be tested for recoverability using undiscounted future cash flows from proved reserves and management’s best estimate of forward indexed prices. When the carrying amount of a cost centre is not recoverable, the second stage of the process will determine the impairment whereby the cost centre would be written down to its fair value. The second stage requires the calculation of discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows.

True performed the revised ceiling test as of December 31, 2004 and there were no changes to net income, property, plant and equipment or any other reported amounts in the financial statements as a result of adopting this guideline.

4. ACQUISITIONS/DISPOSITIONS

a. Acquisition of Meridian Energy Corporation

On March 15, 2005, the Trust acquired all of the issued and outstanding common shares of Meridian Energy Corporation (“Meridian”), a public company, involved in the exploration, development and production of oil and natural gas in central Alberta. The consideration paid was $0.6 million and 0.91 of a True Energy Inc. common share for each Meridian common share resulting in 35,111,184 True Energy Inc. shares issued as at March 31, 2005 and an additional 638,747 shares issued in April and June 2005. The value of the transaction, based on an adjusted average share price for True Energy Inc. of $4.20 at January 19, 2005 announcement date, was $152.2 million (including $1.4 million in transaction costs). The transaction was accounted for using the purchase method. The purchase price allocation resulted in an excess purchase price over the fair value of net identifiable assets acquired of approximately $29.6 million, which has been reflected as goodwill. The accounts include the results of Meridian effective March 15, 2005, the date the majority of Meridian shares were taken up and exchanged for True Energy Inc. common shares.

The purchase price equation was adjusted at December 31, 2005 to reflect new information about the expected tax rate for reversal of taxable temporary differences. As a result, the future income tax liability was decreased by $3.6 million and goodwill was also decreased by the same amount.

The purchase price equation is as follows:

($000s)
Cost of acquisition:
Common shares issued	$150,150
True transaction costs	1,411
Cash to shareholders	620
$152,181
Allocated at estimated fair values:
Accounts receivable	$15,186
Deposits and prepaid expenses	89
Property, plant and equipment	183,744
Goodwill	29,577
Accounts payable and accrued liabilities	(14,119)
Bank debt	(11,389)
Future income taxes	(49,915)
Asset retirement obligations	(992)
$152,181

b. Acquisition of TKE Energy Trust

On November 2, 2005 True Energy Inc. and TKE entered into a business combination whereby True Energy Inc. acquired TKE in a reverse takeover, changing to True Energy Trust, and a publicly listed exploration focused company, Vero Energy Inc., pursuant to a Plan of Arrangement. The former shareholders of True Energy Inc. initially controlled approximately 71 % of the Trust and substantially all of the former management of True Energy Inc. completes the Trust’s new management team.

The Arrangement resulted in True shareholders receiving, for each True Share held: (i) 0.5 of a pre-consolidated trust unit (0.25 of a post-consolidated trust unit); (ii) 0.10 of a Vero Share; and (iii) one Vero arrangement warrant.

To effect the Arrangement, for accounting purposes only all of the issued and outstanding trust units, being 20,708,128 trust units, of TKE were treated as acquired by True Energy Inc. The transaction value was based upon the adjusted weighted average trading price of True Energy Inc. common shares for the two days prior to the transaction announcement on August 23, 2005, of $5.04, plus the assumption of TKE’s debt. The transaction was accounted for using the purchase method, with the excess purchase price over the fair value of net identifiable assets acquired of approximately $42.4 million being allocated to goodwill. As at December 31, 2005, the purchase equation was based on information available and may not be final.

The purchase price equation is as follows:

($000s)
Cost of acquisition:
Trust units issued	$196,214
Transaction costs	2,003
$198,217
Allocated at estimate fair values:
Accounts receivable	$11,564
Deposits and prepaid expenses	1,152
Property, plant and equipment	291,706
Goodwill	42,393
Accounts payable and accrued liabilities	(17,912)
Bank debt	(32,077)
Distribution payable	(2,382)
Obligation under capital lease	(343)
Non-controlling interest	(10,351)
Future income taxes	(79,373)
Asset retirement liability	(6,160)
$198,217

In accordance of the Arrangement, all but two outstanding stock options of True Energy Inc. vested and exercised resulting in recognition of previously unamortized stock-based compensation of $2.2 million being charged to plan of arrangement costs in earnings. In addition, the Trust incurred $1.4 million in severance and retention costs that are included in Arrangement costs within earnings.

c. Disposition to Vero Energy Inc.

Under the Arrangement, True Energy Inc. transferred to Vero certain prospective natural gas weighted assets and undeveloped land at their net book value. A future tax asset has been transferred as the result of disposing of petroleum and natural gas properties with a net book value of $26.9 million compared to tax pools of $27.9 million. The details are as follows:

($000s)
Petroleum and natural gas properties	$26,880
Asset retirement capital	318
Future income tax asset	384
Total assets transferred	27,582
Asset retirement obligation	(318)
Bank indebtedness assumed	(5,000)
Net assets transferred and reduction in accumulated earnings	$22,264

d. Property acquisitions

On February 2, 2004, the Trust entered into an agreement with an arm’s length third party to purchase certain petroleum and natural gas assets located in the Trust’s West Central Saskatchewan core area. Closing of the acquisition occurred on March 1, 2004 and the Trust has accounted for this acquisition as a purchase on this date. The purchase price of $7.7 million was fully allocated to petroleum and natural gas properties and has an equivalent tax basis.

5. PROPERTY, PLANT AND EQUIPMENT

($000s)	Cost	Accumulated depletion and depreciation	Net book value
December 31, 2005	$735,788	$136,539	$599,249
Petroleum and natural gas properties	1,461	633	828
Office furniture and equipment	$737,249	$137,172	$600,077

December 31, 2004	$170,723	$75,566	$95,157
Petroleum and natural gas properties	1,043	502	541
Office furniture and equipment	$171,766	$76,068	$95,698

Unproved properties with the lesser of cost or fair value of approximately $60.4 million (2004 - $17.5 million) included in property, plant and equipment have not been subject to depletion.

In 2005, the Trust capitalized $2.3 million (2004 - $1.8 million) of general and administrative expenses and $1.4 million of unit-based compensation expense (2004- nil) directly related to exploration and development activities.

The Trust performed a ceiling test calculation at December 31, 2005 resulting in undiscounted cash flows from proved reserves and the lower of cost and market of unproved properties not exceeding the carrying value of oil and gas assets. Consequently, True performed stage two of the ceiling test assessing whether discounted future cash flows from the production of proved plus probable reserves and the lower of costs and market of unproved properties exceed the carrying value of oil and gas assets. No impairment in oil and gas assets was identified. The prices used in the ceiling test evaluation of the Trust’s crude oil and natural gas reserves at December 31, 2005 were:

Year	Heavy oil	Medium/light oil	Natural gas	NGLs
	($/bbl)	($/bbl)	($mcf)	($/bbl)
2006	$32.78	$61.93	$10.94	$56.47
2007	32.85	60.41	9.87	54.78
2008	31.73	55.50	8.52	50.33
2009	30.69	51.81	7.63	47.01
2010	29.69	49.96	7.25	44.96
2011	30.74	50.90	7.24	45.35
2012	31.32	51.88	7.34	46.21
2013	32.12	53.09	7.49	47.32
2014	33.19	54.65	7.65	48.53
2015	36.04	55.93	7.84	49.57
2016	38.55	57.11	7.98	50.62
2017	39.31	58.41	8.17	51.72
Remaining	42.76	69.45	9.27	58.30

6. BANK DEBT

At December 31, 2005 the Trust had a $115 million demand revolving credit facility syndicated between two Canadian chartered banks and a $10 million operating facility provided by one of the banks. Interest is payable at the lenders’ prime rate, subject to adjustment depending on the Trust’s debt to cash flow ratio. Security is provided by a first floating charge demand debenture of $250 million. The credit facility is guaranteed by the Trust and all material subsidiaries and is secured against all the assets of True Energy Inc., the Trust and all material subsidiaries. True has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances. A standby fee is charged on one eighth of one percent (0.125%) on the undrawn portion of the credit facility. The availability under the facility was subject to an interim review date of March 1, 2006 and an annual review on or before June 1, 2006. Prior to March 1, 2006, the interim review date was extended to May 31, 2006 and the working capital covenant was waived.

Subsequently, the facility was replaced by a $135 million demand revolving credit facility and a $15 million operating facility both provided by one Canadian Chartered bank, subject to an annual review by June 1, 2006. No other terms or conditions were modified.

7. OBLIGATIONS UNDER CAPITAL LEASE

Leases relating to gas compression and other equipment, having initial costs totaling $1.2 million (2004 - $1.2 million) million have been classified as capital leases and are included in property, plant and equipment. The capital lease obligations have implicit interest rates consisting of a variable Bankers Acceptance rate +3.7%, and 8.50%; and are repayable as follows: 2006 - $258,081 and 2007 -$53,563.

8. ASSET RETIREMENT OBLIGATIONS

The Trust’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including wellsites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $28.4 million which will be incurred between 2006 and 2055. A credit-adjusted risk-free rate of 8.0% and an inflation rate of 2.2% were used to calculate the fair value of the asset retirement obligation.

($000s)	2005	2004
Asset retirement obligation, beginning of year	$3,951	$2,702
Liabilities acquired through corporate acquisitions	7,152	—
Liabilities acquired through property acquisitions	—	244
Liabilities incurred	1,717	983
Liabilities released on dispositions	(318)	(148)
Changes in prior period estimates	(2,381)	—
Accretion expense	336	170
Asset retirement obligation, end of year	$10,457	$3,951

9. EXCHANGEABLE SHARES OF SUBSIDIARY

	2005		2004
	Number	Amount	Number	Amount
		($000s)		($000s)
Balance, beginning of year	—	$—	—	$—
TKE shares acquired under Arrangement	843,304	10,351	—	—
Non-controlling interest expense	—	22	—	—
Exchanged for trust units	(54,746)	(664)	—	—
Balance, end of year	788,558	$9,709	—	$—

An unlimited number of exchangeable shares, issued in series, of which an unlimited number of Series A Exchangeable shares are authorized.

The exchangeable shares are non-voting and can be converted, at the option of the holder into trust units at any time. If the number of exchangeable shares outstanding is less than 180,000, the Trust can elect to redeem the exchangeable shares for trust units or an amount in cash equal to the amount determined by multiplying the exchangeable ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. The number of trust units issued upon conversion is based on the exchange ratio in effect on the date of conversion. The exchange ratio is calculated monthly based on the five day weighted average trust unit trading price preceding the monthly effective date. The exchange ratio was adjusted November 2, 2005 to reflect the consolidation of trust units on a 1 for 2 trust unit basis. The exchangeable shares are not eligible for cash distributions; however cash distributions will increase the exchange ratio.

Retraction of exchangeable shares

Exchangeable shares may be redeemed at any time by delivering the share certificates to the Trustee, together with a properly completed retraction request. The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the retraction date by the number of exchangeable shares redeemed.

Redemption of exchangeable shares

On January 15, 2010, the exchangeable shares will be redeemed by the Trust unless the Board of Directors of True Energy Inc. elects to extend the redemption period. The exchangeable shares generally will be redeemed issuing units for an amount equivalent to the value of the exchangeable shares at the current exchange ratio.

10. UNITHOLDERS’ CAPITAL

a. Trust Units of True Energy Trust

The Trust Indenture provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, carries the right to one vote and represents an equal undivided beneficial interest in any distributions from the Trust and in the net assets of the Trust in the event of termination or winding-up of the Trust. All trust units are of the same class with equal rights and privileges. Trust units are redeemable at any time at the lesser of 90% of the market price (as determined in accordance with the Trust Indenture) and the closing price of the trust units on the date tendered for redemption to a maximum, unless waived, of $250,000 per calendar month in which case the redemption price is payable by distributing notes of the Trust’s subsidiary or notes of the Trust.

	2005		2004
	Number	Amount	Number	Amount
		($000s)		($000s)
Balance, beginning of year	—	$—	—	$—
Units issued for True Common Shares	51,550,302	223,686	—	—
TKE units acquired under Arrangement	20,708,128	196,214	—	—
	72,258,430	419,900	—	—
Balance after 1:2 consolidation	36,129,215	419,900	—	—
Exchangeable shares converted	30,869	664	—	—
Units issued pursuant to DRIP	16,112	301	—	—
Unit issue costs, (net of $0.4 million tax)	—	(1,897)	—	—
Balance, end of year	36,176,196	$418,968	—	$—

b. Trust unit incentive plan

The Trust has a trust unit incentive plan where the Trust may grant trust unit incentive rights to its directors, officers, employees and service providers. Under this plan, the exercise price of each trust unit incentive right initially equals the market price of the Company’s stock on the date of grant. The maximum term of an incentive right is five years.

The grant price per Incentive Right (“Grant Price”) shall be equal to the per Trust Unit closing price on the trading day immediately preceding the date of grant, unless otherwise permitted. Under the terms of the Incentive Plan, the exercise price of each Incentive Right is initially equal to the Grant Price and thereafter is reduced pursuant to a formula. This formula provides that the exercise price of each Incentive Right is reduced by any decreases in the daily closing price on the Toronto Stock Exchange of the Trust Units that is in excess of a 2.5% return on the Trust’s consolidated net fixed assets (the “Hurdle Rate”); provided however, that such decrease in the exercise price will not exceed the amount by which the Trust Unit distributions exceed the Hurdle Rate. In no case may the exercise price be less than $0.001 per Trust Unit and a participant may elect to have the exercise price equal the Grant Price. Incentive Rights are non transferable or assignable except in accordance with the Incentive Plan and the holding of Incentive Rights shall not entitle a holder to any rights as a Unitholder of True Energy Trust.

Unit rights, entitling the holder to purchase units from the Trust, have been granted to directors, officers, employees and service providers of the Trust. One third of the initial grant of trust unit incentives vested immediately, with the remaining vesting one third on each of the first and second anniversary from the date of grant. Subsequent grants of trust unit incentive rights vest on one third on each of the first, second and third anniversary from the date of grant.

The following table summaries information regarding trust unit incentive rights on December 31, 2005.

Unit rights outstanding

			Weighted average
	Number	Number	remaining
Average initial exercise price	outstanding	exercisable	contractual Life

$ 18.27/unit (1)	3,159,000	1,052,974	4.9

(1) At December 31, 2005, the average exercise price pursuant to the reduction formula is $17.94/unit.

c. Common shares of True Energy Inc.

Authorized

Unlimited number of voting Common shares

Unlimited number of non-voting first Preferred Shares

Issued

	Number of shares	Amount
		($000s)
Balance December 31, 2003	54,044,420	$46,519
Options exercised	1,038,266	847
Issued through private placement	4,457,153	7,800
Flow-through shares issued through private placement	2,558,140	5,500
Transfer from contributed surplus to share capital on exercise of options	—	83
Share issue costs (net of future income taxes of $0.4 million)	—	(520)
Balance, December 31, 2004	62,097,979	60,229
Options exercised	5,252,694	11,397
Issued on acquisition of Meridian Energy Corporation	35,749,931	150,150
Share issue costs (net of future income taxes of $0.4 million)	—	(671)
Tax effect of 2004 flow-through shares	—	(2,115)
Transfer from contributed surplus to share capital on exercise of options	—	4,696
Balance prior to Plan of Arrangement	103,100,604	223,686
Balance after 2:1 consolidation	51,550,302	223,686
Exchanged for Trust units	(51,550,302)	(223,686)
Balance, December 31, 2005	—	$—

d. Stock options of True Energy Inc.

The following table summarizes the changes in stock options outstanding for the year ended December 31, 2005.

	Options	Weighted average exercise price
Outstanding, December 31, 2003	3,686,000	$0.91
Cancelled	(35,167)	1.27
Granted	1,346,000	2.15
Exercised	(1,038,266)	0.82
Outstanding, December 31, 2004	3,958,567	1.35
Cancelled	(417,873)	1.95
Granted	1,712,000	4.01
Exercised	(5,252,694)	2.17
Outstanding, December 31, 2005	—	—

11. CONTRIBUTED SURPLUS

Year ended December 31	2005	2004
($000s)
Balance, beginning of year	$877	$204
Unit-based compensation expense	5,127	—
Stock-based compensation expense	3,819	756
Transfer to share capital on exercise of options	(4,696)	(83)
Balance, end of year	$5,127	$877

a. Unit-based compensation

The fair values of all incentive rights granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of incentive rights granted during the year ended December 31, 2005 and the assumptions used in their determination are as noted below.

Year ended December 31,	2005
Assumptions:
Risk free interest rate (%)	3.70
Expected life (years)	5.0
Expected volatility (%)	24
Results:
Weighted average fair value of incentive rights granted ($)	$4.56

b. Stock-based compensation

The expense recognized applies to stock options granted in 2003 and thereafter. During the year ended December 31, 2005, the Trust granted 1,712,000 (2004:1,346,000) stock options to employees, consultants, officers and directors.

For stock options granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense on the intrinsic value at the grant date. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to stock options granted in 2002.

The Trust continues to disclose the pro forma earnings impact of stock options granted in 2002. If the fair value method had been used for options granted in 2002, the Trust’s net earnings and net earnings per share for the years ended December 31, 2005 and 2004 would approximate the following pro forma amounts:

Year ended December 31,	2005	2004
($000s, except per trust unit amounts)
Net earnings:
As reported	$13,890	$8,960
Pro forma	$13,865	$8,883
Net earnings per trust unit:
As reported	$0.56	$0.60
Pro forma	$0.56	$0.60
Diluted:
As reported	$0.55	$0.59
Pro forma	$0.55	$0.58

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

Year ended December 31,	2005	2004
Assumptions:
Risk free interest rate (%)	2.80	5.34
Expected life (years)	5.0	5.0
Expected volatility (%)	44	55
Results:
Weighted average fair value of options granted ($)	$1.69	$1.09

12. SUPPLEMENTAL CASH FLOW INFORMATION

Year ended December 31,	2005	2004
($000s)
Cash paid:
Interest	$1,308	$528
Taxes(net of refunds)	$1,659	$768

13. INCOME TAXES

The Trust is a mutual fund trust as defined under the Income Tax Act (Canada). All taxable income earned by the Trust has been allocated to unitholders and such allocations are deducted for income tax purposes. The Trust does not recognize any future income tax assets or liabilities on “temporary differences” (difference between the accounting basis and tax basis of assets and liabilities) in the Trust. As at December 31, 2005, this “temporary difference” (tax basis exceeds accounting basis) is $4.1 million. The Trust’s subsidiaries are subject to income taxation and provide income tax obligations based upon statutory corporate rates.

At December 31, 2005 the operating subsidiaries of the Trust had approximately $165 million, net of partnership deferrals, in tax pools available for deduction against future earnings. Included in these tax pools are approximately $23 million of non-capital loss carryforwards, which expire between 2007 and 2015.

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate of 39.5% (2004:41.3%) to earnings before income taxes. This difference results from the following items:

Year endedDecember31	2005	2004
($000s)
Expected income tax expense	$7,878	$8,023
Amount in Trust income	(7,090)	—
Crown royalties and charges	5,044	2,810
Resource allowance	(4,836)	(2,871)
Stock option expense	3,533	312
Change in enacted tax rates	(1,507)	229
Other	(379)	593
Total income tax expense	2,643	9,096

Future income tax expense	2,636	9,079
Current income tax	7	17
Total income tax expense	2,643	9,096
Capital tax expense	3,394	1,369
Total tax expense	$6,037	10,465

The components of the net future income tax liability at December 31 are as follows:

($000s)	2005	2004
Future income tax liabilities:
Petroleum and natural gas properties	$(132,899)	$(3,640)
Partnership deferrals	(28,354)	(12,015)
Other	(565)	—
Future income tax assets:
Future site restoration/asset retirement obligation	3,712	1,436
Share issue costs	2,166	693
Non-capital losses	8,595	31
Attributed Canadian Royalty Income	523	232
Other	93	54
Net future income tax liability	$(146,729)	$(13,209)

14. PER TRUST UNIT AMOUNTS

Year ended December31,	2005	2004
Basic trust units outstanding	36,176,196	15,524,495
Dilutive effect of exchangeable shares and trust unit incentive plan	3,613,887	989,641
Diluted trust units outstanding	39,790,083	16,514,136
Weighted average trust units outstanding	24,678,198	14,904,365
Dilutive effect of exchangeable shares and trust unit incentive plan(1)	454,887	288,975
Diluted weighted average trust units outstanding	25,133,085	15,193,340

(1) A total of 3,159,000 (2004: 165,875 after consolidation) trust incentive units were excluded from the calculation as they were not dilutive.

Basic per trust unit amounts are calculated using the weighted average number of trust units outstanding during the year.

The Trust uses the treasury stock method to determine the dilutive effect of trust incentive units and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per trust unit.

The term “units” has been used to identify trust units and exchangeable shares of the Trust issued on or after November 2, 2005 as well as the common shares of the corporation outstanding prior to the conversion on November 2, 2005.

15.COMMITMENTS AND CONTINGENCIES

As at December 31, 2005, True has committed to drill five wells in Saskatchewan by the end of 2006 pursuant to various farm-in agreements with oil and gas companies. Subsequent to year-end 2005, True has further committed to drill an additional two wells in Alberta and one in Saskatchewan. Total estimated cost to True, for these commitments is $3.3 million.

The Trust has further committed to various corporate sponsorships extending to September 2006 at an estimated combined cost of up to $42,000.

The Trust is committed to payments under operating leases for office space as follows.

Year	Gross amount	Expected recoveries	Net amount
($000s)
2006	1,175	434	741
2007	1,191	417	774
2008	1,183	241	942
2009	863	241	622
2010	241	241	—

The Trust has been named in a statement of claim, for an unspecified amount, filed by a joint venture partner against the Trust and the previous operator of the Meekwap East Flank Pool alleging that the defendants had failed to account for the joint venture partner’s share of revenues from the East Flank lands. The amount of the liability, if any, cannot be determined at this time.

16.FINANCIAL INSTRUMENTS

a. Credit risk

A substantial portion of the Trust’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. The Trust sells substantially all of its production to five primary purchasers under normal industry sale and payment terms. Purchasers of the Trust’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

b. Fair value of financial instruments

The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short-term maturity. The long-term carrying value approximates fair value due to the cost of borrowing being at a floating rate.

c. Interest rate risk

The Trust is exposed to interest rate risk to the extent that changes in market interest rates will impact True’s debt that has a floating interest rate. The Trust had no interest rate swaps or hedges at December 31, 2005.

d. Commodity risk

The Trust seeks to reduce its exposure to commodity price risk in its business through the use of physical product arrangements, futures, and options. A crude oil put option was acquired in the TKE Energy Trust acquisition and capitalized as part of the acquisition. Subsequent to the acquisition $0.2 million was charged to earnings for this put option.

Subsequent to December 31, 2005, True entered into a costless collar oil hedge for 2,000 bbl/d, with a WTI reference price, a floor of $58.00/bbl U.S.; and a ceiling of $69.35/bbl U.S., with monthly settlement starting April 1, 2006 to December 31, 2006.

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas markets	Mmbtu	million British thermal units
ARTC	Alberta Royalty Tax Credit	MMcf	million cubic feet
/d	per day	NGL	natural gas liquids (ethane, propane,
BOE or boe	barrels of oil equivalent (6 Mcf of Natural gas = 1 barrel of oil equivalent)		butane and condensate)
bbl or bbls	barrels	OK	Oklahoma
GORR	gross overriding royalty	WTI	West Texas Intermediate, a benchmark
mboe	thousand boe		crude oil used for pricing comparison
Mcf	thousand cubic feet	NI 51-101	National Instrument 51-101
MMBOE	million barrels of oil equivalent